UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934

IEG ENERGY GROUP, INC.
(Exact Name of Small Business Issuer in its Charter)

DELAWARE	14-1898785
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16000 Barkers Point Lane, Suite 226, Houston, Texas	77079
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
voice: (281) 493-9611
fax: (281) 493-5998

With a copy to:
Joel Seidner, Esq.
1240 Blalock, Suite 250
Houston, Texas 77055
voice: (713) 461-2627 ext. 210
fax: (713) 461-2633

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Class To Be So Registered	Name Of Each Exchange On Which Each Class Is To Be Registered

None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $.0001 per share

(Title Of Class)

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

IEG Energy Group, Inc., a Delaware corporation, was incorporated in October 2003. We are a newly formed development stage company. At the present time we are a privately owned company. Our Common Stock has never been registered in any jurisdiction and there is no free-trading stock.

We intend to acquire or participate in facilities or entities for the production of energy in the form of refined petroleum products and electrical power. Since inception until the present time, we have had no business operations of any kind.

We are currently conducting preliminary due diligence about types of projects for our possible participation, such as: a green fuel (ethanol) and electric power generation plant; a niche petroleum refining opportunity; and a natural gas fired electric power plant. We have not entered into any definitive agreements to participate in any project and we have no obligations to participate in any project at this time.

Petroleum refining opportunities include the potential for oil trading. We will also consider projects such as exploratory drilling ventures and the acquisition of producing oil and gas properties with existing cash flow and significant remaining economic life. Our risk management policy for all projects will include securing financially strong partners that exhibit "best in class" expertise, thereby strengthening the individual project via their business experience.

We currently do not have capital to implement our business plan and we must obtain funding. If we do not receive funding, we will have to discontinue our business plan. The independent auditors of IEG Energy Group, Inc. have qualified their opinion as to our ability to continue as a going concern. To fund our operations, we intend to seek either debt or equity capital or both. Until such time as we have adequate funding, the stockholders, officers and directors have agreed to advance our operating expenses. There is no assurance that we will be able to raise capital at all, or if capital will be available to us on favorable terms.

IEG Energy Group, Inc. has no commitments for funding from unrelated parties or any other agreements that will provide capital. We cannot give any assurance that we will locate any funding or enter into any agreements that will provide the required operating capital. See, "Plan of Operation."

BUSINESS STRATEGY

Our business plan is to search the petroleum refining industry for under-utilized and under-managed refining facilities that are suitable for restructuring their management, ownership and finances. In the event that we acquire all or a portion of a working oil refinery and thereby become eligible to trade oil on the world market, we intend to pursue such an opportunity. We will also seek opportunities to participate in new or ongoing projects that directly generate or co-generate energy. At this point in time no projects have been identified nor is there any assurance to investors that any projects will be identified in the future. We will initially focus our efforts in the United States, Canada and the Middle East.

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Our sources of revenue will be from participation in individual projects. Our revenues will be in the form of project consulting and management fees, project revenue, and when appropriate, in the form of capital gains from the sale of all or a portion of our ownership interest in a project.

PRODUCTS

Our products will be refined petroleum or electricity depending on the type of energy facility or energy project that we may acquire or in which we may participate. If we acquire, build or participate in an energy facility, we may need to obtain the services of engineering and construction companies. We have given HAL Energy International, Inc. the exclusive right for a period of one year ending October 30, 2004 to secure relationships for us with China-based engineering and construction companies for such purposes. However, at this time we do not have any energy projects.

MARKETING

Our marketing program will consist of direct contact with buyers of energy including industrial end-users and municipalities, oil traders and wholesalers.

COMPETITION

The competition for energy production has been intense and ongoing for decades. The vast majority of petroleum energy is produced and controlled by major companies such as Shell Oil and Exxon. We will focus on smaller niche markets and the independent oil producer and oil field owner as well as in geographic and economic areas where our contacts may lead us to opportunities.

Our ability to compete will be dependent upon the level of quality and service we provide and our ability to manage the finances and operations of acquired facilities. There can be no assurances that we will be able to accomplish our goals or compete on a profitable basis within our target market.

REGULATION AND ENVIRONMENTAL REGULATIONS

There are significant jurisdictional regulations in place regulating the refining of fossil fuels into petroleum products and the burning of fossil fuels for the production of electricity. These include environmental compliance regulations as well product quality specifications.

We will perform extensive due diligence with respect to environmental compliance by all potential acquisitions prior to completing the purchase of a facility.

EMPLOYEES

Currently we have two persons who are executive officers. James D. Jeffrey is our Chairman and CEO, and Steven S. Maxie is our President, Secretary and Treasurer. Both of them devote approximately one-half of their time to our business . Neither of them receives compensation at this time. We believe that our relations with Messrs. Jeffrey and Maxie are good. We do not have any employees at this time.

CERTIFICATE OF AUTHORITY FOR FOREIGN CORPORATION

We were incorporated in Delaware and we have our executive offices in Texas located at 16000 Barkers Point Lane, Suite 226, Houston, Texas 77079.

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We are considered by the State of Texas to be a foreign corporation and therefore we have a Certificate of Authority to transact business in Texas.

SECURITIES COMPLIANCE MATTERS

This Form 10-SB becomes effective automatically 60 days after it is filed with the Securities and Exchange Commission, and at such time we will become a reporting company. The Web site of the Securities and Exchange Commission is www.sec.gov and it contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. Visitors to the Securities and Exchange Commission's Web site may access such information by searching the EDGAR database.

Readers may request additional information from us. Such requests should be directed to: S. Maxie, President, IEG ENERGY GROUP, INC., 16000 Barkers Point Lane, Suite 226, Houston, Texas 77079, tel. (281) 493-9611. Our Web site is www.iegenergy.com.

INTEREST OF NAMED EXPERTS AND COUNSEL

Joel Seidner, Esq., Attorney At Law, 1240 Blalock Road, Suite 250, Houston, Texas 77055, tel. (713) 461-2627 ext. 210, has acted as our legal counsel for this Form 10-SB.

Our balance sheet as of October 31, 2003 and the statement of operations, stockholders' deficit, and cash flows, for the period then ended, have been included herein in reliance on the report of Thomas Leger & Co. L.L.P., independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

RISK FACTORS

You should carefully consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations would likely suffer. This Form 10-SB contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

We are a new company. We have no operating history. We have no captial to execute our business plan. There are doubts about our ability to operate profitably or continue as a going concern.

We have de minimis assets. Our business plan will require us to raise a substantial amount of money through the sale of equity or through the issuance of debt. Our auditors have expressed a going concern qualification in their report dated November 4, 2003 on our audited financial statements. We could incur significant operating losses. We will also need to raise sufficient funds to finance our activities. We may not be able to achieve or sustain profitability. These factors raise substantial doubt about our ability to continue as a going concern.

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Our possible future losses raise doubts about our ability to continue as a going concern unless we can raise capital.

Future events, including the problems, delays, expenses and difficulties encountered by us, may lead to increased costs that could make it difficult for us to succeed. To raise additional capital, we may sell additional equity securities, or accept debt financing or obtain financing through a bank or other entity. There is no limit as to the amount of debt we may incur. Additional financing may not be available to us or may not be available on terms acceptable to us. If additional funds are raised through the issuance of additional stock, there may be a significant dilution in the value of both classes of our outstanding Common Stock.

We may not be able to raise the required capital to conduct our operations.

We may require additional capital resources in order to conduct our operations. We expect that our available cash and contributions from our directors and officers will be insufficient to finance our planned activities through the end of 2003. In order to grow and expand our business, we will need to raise additional funds. If we cannot obtain additional funding prior to the end of 2003, we may make reductions in the scope and size of our operations.

If we do not keep pace with our competitors and with technological and market changes, our products may become obsolete and our business may suffer.

The market for our products is competitive and could be subject to rapid technological changes. We believe that there are potentially many competitive approaches being pursued, including some by private companies for which information is difficult to obtain. Many of our competitors have significantly greater resources, more product candidates and have developed product candidates and processes that directly compete with our products. Our competitors may have developed, or could in the future develop, new technologies that compete with our products or even render our products obsolete. To the extent that others develop new technologies our business will suffer.

Since we have not paid any dividends on our Common Stock and do not intend to do so in the future, a purchaser of our stock will only realize a gain on his investment if the market price of our Common Stock increases.

We have never paid, and do not intend to pay, any cash dividends on our Common Stock. Investors, in all likelihood, will only realize a profit on their investment if the market price of our Common Stock increases in value.

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If there is ever a public market for our Common Stock, it will most likely trade under $5.00 per share. The penny stock regulation could adversely affect the market price of our Common Stock and may affect the ability of holders of our Common Stock to sell their shares.

Our securities may be considered a penny stock in the future. Penny stocks generally are securities with a price of less than $5.00 per share other than securities registered on national securities exchanges or quoted on the Nasdaq stock market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to penny stock rules that impose additional sales practice requirements on broker-dealers who sell penny stock securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the penny stock rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements must be sent by the broker-dealer disclosing recent price information on the limited market in penny stocks. The penny stock rules may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our Common Stock in the public market, if any.

There has been no prior market for our securities and a public market for our securities may not develop or be sustained.

Our Common Stock is not registered. There is not now, and there has never been a public trading market for our Common Stock, nor a trading symbol. We have never had a market maker for our stock.

When, if and as our Common Stock starts trading in a public market, the stock price may not initially, nor over time, reflect our true value.

The market price of our Common Stock may not accurately reflect the future value of our stock in any market. Our stock price may fluctuate significantly. We do not know what the value of our common shares will be in the future.

James D. Jeffrey owns 100% of the outstanding Class B Common Stock which represents 51% of our voting power.

Mr. Jeffrey is our Chairman, Director and CEO. Mr. Jeffrey has the ability to control substantially all matters requiring a simple majority vote that are submitted to our stockholders for approval, including the election and removal of directors. This may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us in an acquisition or takeover.

Our officers and directors have limited liability and have indemnity rights.

The General Corporation law of the State of Delaware law, our Articles of Incorporation and our By-Laws provide that we may indemnify our officers and directors against losses or liabilities which arise in their corporate capacity, and that they have limited liability to us. The effect of these provisions could be to dissuade lawsuits against our officers and directors.

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Repercussions from the terrorist acts could harm our business operations and adversely impact our ability to meet our expectations.

Terrorist attacks have caused instability in the world's markets. There can be no assurance that the current armed hostilities will not escalate or that these terrorist attacks, or the United States' responses to them, will not lead to further acts of terrorism and civil disturbances, which may further contribute to the economic instability in the United States and the other regions in which we may operate. Armed conflict, civil unrest, additional terrorist activities and the attendant political instability and societal disruption may reduce demand for our products or disrupt our ability to conduct our exploration, production, development and marketing activities, which could harm our business.

Energy prices are volatile. Price volatility can adversely affect our results. Volatility also makes valuation of energy properties difficult and can disrupt markets.

Energy prices have historically been, and are likely to continue to be, volatile. The prices for energy are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, worldwide economic conditions, weather conditions, import prices, political conditions in major oil producing regions, especially the Middle East, and actions taken by OPEC. You can expect the market value of our Common Stock to decline if our results decline or at any time when events actually or potentially adverse to us or the energy industry occur. This volatility makes it difficult to estimate with precision the value of acquisitions and to budget and project the return on energy projects. In addition, unusually volatile prices often disrupt the market for energy properties.

A substantial or extended decline in energy prices would have a material adverse effect on us.

A substantial or extended decline in energy prices would have a material adverse effect on our financial position, results of operations, quantities of electricity and refined oil and gas that may be economically marketed, and access to capital. A significant decrease in price levels for an extended period would negatively affect us in several ways:

--	our cash flow would be reduced, decreasing funds available for capital expenditures;

--	certain products would no longer be economic to produce;

--	access to other sources of capital, such as equity or long-term debt markets, could be severely limited or unavailable.

Consequently, our revenues and profitability would suffer.

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Our ability to sell our energy production could be materially harmed if we fail to obtain adequate services such as transportation and processing.

The sale of our energy, particularly outside of North America, depends on a number of factors beyond our control, including the availability and capacity of transportation and processing facilities. Our failure to obtain such services on acceptable terms could materially harm our business.

We incur substantial costs to comply with government regulations, especially regulations relating to environmental protection, and could incur even greater costs in the future.

Our marketing operations are regulated extensively at the Federal, State and local levels, as well as by other countries in which we do business. We will most likely make large expenditures in our efforts to comply with the requirements of environmental and other regulations. The energy regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect our operations and limit the quantity of energy that we may produce and sell. In addition, at the U.S. Federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments. As an owner, lessee or operator of energy properties, we are subject to various Federal, State, local and foreign regulations relating to discharge of materials into, and protection of, the environment. These regulations may, among other things, impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages, and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment could hurt our business. One of the responsibilities of owning and operating energy properties is paying for the cost of abandonment.

Our business could be harmed by competition with other companies.

The energy industry is highly competitive, and our business could be harmed by competition with other companies. Because energy products are fungible commodities, our principal form of competition is price competition. We strive to maintain the lowest finding and production costs possible to maximize profits. In addition, as an independent energy company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek new entry.

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We have no insurance at this time. We do not insure against potential losses. We could be seriously harmed by unexpected liabilities and losses.

Energy production can be hazardous, involving natural disasters and other unforeseen occurrences such as pipeline explosions, refinery explosions, drilling blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. We do not currently maintain insurance against any potential losses or liabilities arising from our operations.

We do not engage in hedging activities. This may prevent us from benefiting from price increases and may expose us to other risks.

We do not engage in hedging activities. To the extent that we may engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, we are subject to risks associated with differences in prices at different locations, particularly where transportation constraints restrict our ability to deliver energy to the delivery point to which the hedging transaction is indexed.

We may not be able to purchase oil and gas for our refining facilities or electricity generating facilities.

Our operations require that we purchase oil and gas for refining for resale. Our operations also require that we purchase oil and gas to produce electricity. If we are unable to purchase oil and gas at all, or only at unfavorable prices, our operating results will be adversely effected.

Future proposed transactions may not be consummated as expected.

Future proposed transactions are conditioned upon due diligence, financing and customary closing conditions, and regulatory approvals under the U.S. Hart-Scott-Rodino Act. While we expect that future proposed transactions will be closed and funded, we cannot be sure that any transactions will be completed.

When we acquire energy properties, our failure to fully identify and correctly evaluate potential problems, to properly estimate costs, or to effectively integrate the acquired operations could seriously harm us.

We engage in acquiring energy properties. When we acquire properties our failure to fully identify potential problems, to properly estimate reserves or production rates or costs, or to effectively integrate the acquired operations could seriously harm us. Even a detailed review of properties and applicable records and contracts may not necessarily reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Our review may not sufficiently identify or evaluate applicable contracts under which third parties may assert preferential rights to purchase some of the properties that we believe we have acquired, rights to change or contest the operator status of acquired properties, or rights with respect to acquired properties under agreements providing for areas of mutual interest. Even when we identify such third party rights, we may not correctly evaluate their applicability or potential consequences because of uncertain legal standards and for other reasons. Even when problems are identified, we often assume successor liability for environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating costs with respect to acquired properties. Actual results may vary substantially from those assumed in the estimates. In addition, acquisitions may have adverse effects on our operating results, particularly during the periods in which the operations of acquired businesses are being integrated into our ongoing operations.

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Our non-U.S. operations, especially in developing countries, are subject to increased risks and uncertainties.

Our non-U.S. energy properties are subject to:

--	political uncertainties, and changes in governmental energy policies or the personnel administering them;

--	expropriation of property;

--	cancellation or modification of contract rights;

--	foreign exchange restrictions;

--	currency fluctuations;

--	risks of loss due to civil strife, acts of war, guerrilla activities and insurrection;

--	royalty and tax increases; and

--	other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

These risks may be higher in the developing countries in which we conduct these activities. Consequently, our non-U.S. energy activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from our non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of the courts in the United States, which could adversely affect the outcome of the dispute.

A decline in the condition of the capital markets or a substantial rise in interest rates could harm us.

If the condition of the capital markets utilized by us to finance our operations materially declines, we might not be able to finance our operations on terms we consider acceptable. In addition, a substantial rise in interest rates would decrease our net cash flows.

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Adverse changes in the exchange rates with some foreign currencies could harm us.

Our cash flow stream related to international currency transactions will most likely be based on the U.S. dollar equivalent of cash flows measured in foreign currencies. A substantial adverse change in the foreign exchange rate would decrease our net cash flows.

Substantial sales of our Common Stock could cause our stock price to decline.

If our outstanding Common Stock is registered for resale, our existing stockholders could sell a large number of shares of our Common Stock and the public market may perceive that existing stockholders might sell shares of Common Stock. This could cause the market price of our Common Stock to significantly decline.

The disproportionate voting power of our Class B Common Stock and Delaware law could discourage unsolicited takeover proposals and could prevent you from realizing a premium for your Common Stock.

Our Class B Common Stock has an aggregate of 51% of our voting power. This could have the effect of discouraging unsolicited takeover proposals. Delaware law contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Together these provisions and the stockholder rights plan may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for your Common Stock.

ITEM 2. PLAN OF OPERATION

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 10-SB, including, without limitation, statements containing the words "expect," "anticipate," "estimate," "intend," "plan," "believe" " and other words of similar import, are "forward-looking statements." All statements other than statements of historical facts, including, without limitation, those relating to our future financial position, business strategy, budgets, asset information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on forward-looking statements. In addition to the forward-looking statements contained herein, the following forward-looking factors could cause our future results to differ materially from our forward-looking statements: our ability to raise funds, our ability to acquire assets, our ability to operate assets, domestic and global conditions in the energy business, and government regulation.

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Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis. However, there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished. Additionally, important factors exist that are outside of our control that will likely cause actual results to differ materially from those contained in our forward-looking statements. Because of these uncertainties and others, you should not place undue reliance on our forward-looking statements.

Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

--	the market prices of oil and gas and electricity;

--	operating uncertainties and hazards;

--	economic and competitive conditions;

--	natural disasters and other changes in business conditions;

--	inflation rates;

--	legislative and regulatory changes;

--	financial market conditions;

--	accuracy, completeness and veracity of information received from buyers and sellers of our assets and products;

--	wars and acts of terrorism or sabotage;

--	political and economic uncertainties of foreign governments; and

--	future business decisions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with generally accepted accounting principles in the U.S.A. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions provide a basis for us to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions, and these differences may be material.

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Our fiscal year end is December 31.

OVERALL OPERATING RESULTS

We have had no revenues since our inception on October 14, 2003 through the reporting period ended October 31, 2003.

Operating expenses since inception through October 31, 2003 have totaled $318 for incorporation filing fees and $765 for the certificate of authority for a foreign corporation in Texas. We have a $370 prepaid security deposit for our office lease.

We have incurred a cumulative net loss since inception to the date of this filing of $1,084 which was the result of our organizational expenses.

LIQUIDITY AND CAPITAL RESOURCES

We do not currently have any working capital with which we can fund our future operations. Our auditors have issued a going-concern opinion. We cannot assure you that we will be able to continue our operations without adequate funding. We have minimal assets and liabilities as of the date of this filing. Total stockholders' deficit at October 31, 2003 was $474.

PLAN OF OPERATION

We plan to seek capital to fund our operations through the private placement of our securities on a "best efforts" basis to accredited investors. We estimate that we will need approximately $500,000 to fund our operations and implement our business plan during the first year. We have no definitive financing commitments at this time. We anticipate needing capital for the following purposes:

Travel	$65,000
Legal	50,000
Outside Consulting and Feasibility Studies	150,000
Working Capital	235,000

Total	$500,000

Additional capital for the acquisition or participation in projects will come from a combination of project-based financing and our capital raising efforts. There is no assurance that we will be successful in raising capital to fund our operations.

ADDITIONAL EMPLOYEES

If we grow as planned, we anticipate that we will need to hire additional employees to fill administrative and technical positions. We intend to employ a mix of persons on a full and part-time basis or on a consulting basis. We believe that there are many persons available with the skills we will require either in the Houston area or on a telecommuting basis. We believe we will also need accounting and general administrative personnel.

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ITEM 3. DESCRIPTION OF PROPERTY

Our executive offices are located at 16000 Barkers Point Lane, Suite 226, Houston, Texas 77079. The telephone number is (281) 493-9611. We lease these premises at a cost of $370 per month. We may seek larger offices at a later date. We believe that there is ample space available in Houston to which we may relocate at competitive rates if necessary.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 17, 2003 the name, address and shareholdings of our directors, executive officers and each person who owns of record, or was known by us to own beneficially, 5% or more of the shares of our Common Stock currently issued and outstanding and the shareholdings of all executive officers and directors as a group.

Name	Number of Class A Shares of Common Stock	Percent of Class A	Number of Class B Shares of Common Stock	Percent of Class B

James D. Jeffrey (1)	3,000,000	50.0%	100,000	100%

Steven S. Maxie (2)	3,000,000	50.0%	-0-	-0-%

HAL Energy International, Inc. (3)	3,000,000	33.3%	-0-	-0-%

Shawn Ai (4)	3,000,000	33.3%	-0-	-0-%

All directors and Executive officers As a group of two persons	6,000,000	100%	100,000	100%

(1)  Mr. Jeffrey’s address is 16000 Barkers Point Lane, Suite 226, Houston, TX 77079. Mr. Jeffrey is the direct owner of these shares.

(2)  Mr. Maxie's address is 45 Talbot Street, Guelph, Ontario, Canada N1G 2E7. Mr. Maxie is the direct owner of these shares.

(3)  HAL Energy International, Inc.'s ("HAL") address is 626 Johnson Lane, Sugar Land, Texas 77479. HAL Energy International, Inc. owns an immediately exercisable Option (the "Option") to purchase 3,000,000 shares of our Class A Common Stock. HAL is the direct owner of these shares. This Option can be exercised only once and with the payment of US$1,000,000.00 by HAL to us. The initial exercise price of the Option is US$0.333333 per share of Class A Common Stock. If HAL fails to exercise the Option by 12:01 A.M. CST on December 15, 2003, then the exercise price of the Option shall automatically and without notice change to the greater of:

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(i)  US$0.333333 per share,

or,

(ii)  the highest price of new issue Class A Common Stock that we sell to a bona fide investor during the period beginning 12:01 A.M. CST on November 12, 2003 and ending at the time that HAL exercises the Option.

This Option shall automatically and without notice expire at 11:59 P.M. CST on January 13, 2004.

(4)  Mr. Ai's address is 626 Johnson Lane, Sugar Land, Texas 77479. Mr. Ai is the indirect owner of these shares. Mr. Ai is the sole shareholder of HAL Energy International, Inc. ("HAL") HAL owns an immediately exercisable Option (the "Option") to purchase 3,000,000 shares of our Class A Common Stock. This Option can be exercised only once and with the payment of US$1,000,000.00 by HAL to us. The initial exercise price of the Option is US$0.333333 per share of Class A Common Stock. If HAL fails to exercise the Option by 12:01 A.M. CST on December 15, 2003, then the exercise price of the Option shall automatically and without notice change to the greater of:

(i)  US$0.333333 per share,

or,

(ii)  the highest price of new issue Class A Common Stock that we sell to a bona fide investor during the period beginning 12:01 A.M. CST on November 12, 2003 and ending at the time that HAL exercises the Option.

This Option shall automatically and without notice expire at 11:59 P.M. CST on January 13, 2004.

We do not know of any circumstances under which a change of control may occur.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our Directors and Officers

Name	Age	Title

James D. Jeffrey	51	Director, Chairman and Chief Executive Officer

Steven S. Maxie	53	Director, President, Secretary, Treasurer and Chief Financial Officer

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James D. Jeffrey - Chairman and CEO . Mr. Jeffrey has been self-employed since 1995. Mr. Jeffrey served as President of a Houston-based investment banking firm. He began his working career in the engineering technical support section for a major U.S. oil refiner. This position primarily involved issues relating to equipment reliability. Mr. Jeffrey's tenure with the refiner included several years overseas with a major Middle East oil and gas producer. More recently, Mr. Jeffrey has served as key principle in the planning and financing of a 50,000 barrel per day petroleum refinery project in the Middle East. Mr. Jeffrey's background includes mortgage banking, private and public corporate finance, and heavy mechanical and HVAC contracting. Mr. Jeffrey developed two U.S. patents that served as the basis for a start-up mechanical contracting company servicing the petroleum, petrochemical and power industries. Mr. Jeffrey was elected to public office twice as a Houston area public school district trustee.

Steven S. Maxie – President, Secretary, Treasurer . Mr. Maxie has 27 years experience operating small companies including experience in the natural gas industry, real estate development, investment banking, corporate finance, software development, high-tech manufacturing and sales/marketing with business contacts in North America, Europe, Asia and the Middle East. From February 1996 to May, 2002, Mr. Maxie worked for Visual Technologies Limited, a Bermuda international company, as its General Manager throughout the period and as a Director from February 1996 to February 1997, during November 1999 and from December 2000 to May 2002. From May 2002 until present Mr. Maxie has been unemployed. Mr. Maxie is a citizen of Canada.

ADVISORS

The following persons are advisors to us. Their extensive experience and expertise in their respective fields is of great value to us as we develop and execute our business plan. At this time, no advisor has a contractual arrangement with us with respect to compensation.

Amer El-Kurdi - Current Division Chief, Treasury & Investment Department, Arab Monetary Fund, Abu Dhabi, U.A.E. (www.amf.org.ae) Former Investment Analyst/Portfolio Manager, U.A.E. Central Bank, Abu Dhabi, U.A.E. Former Global Equities Portfolio Manager (VP), ABC International Ltd., London, England.

John Cong Liu - Current CEO of Principal Energy International Investment Inc., Beijing, China. Current partner in a Houston oil and gas drilling investment. Former board member of Sprint Financial, a Freemont, California based venture capital firm specializing in energy and telecommunications. Former General Manager of a high-tech computer and electronics company in Milpitos, California. Mr. Liu has extensive business contacts in China.

Shawn Ai - Extensive experience in marketing and capital raising, particularly in the energy related fields. Serving in executive management positions, he has been a key figure in international business development and mergers and acquisitions. He has been instrumental in facilitating business relations involving a number of companies including Fortune 100 companies in the U.S. and Asia.

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Ismail Al-Noaman – General Manager of Yemen Export Co (LPG Sales & Export) (2002 - 2003). General Manager of Crude Oil Marketing Directorate, Sanaa, Yemen (1996 - 2001). Chairman of JCC, Yemen Hunt Oil Company (1990 - 1996). General Manager, Office of Ministry of Oil & Minerals, Sanaa, Yemen (1987 - 1990). Manager, Marketing Department, Abu Dhabi National Oil Company ( www.adnoc.com ), Abu Dhabi, U.A.E. (1976 – 1987).

COMMITTEES

We do not have any audit, nominating, or compensation committees of the Board, or committees performing similar functions.

MEETINGS OF THE BOARD OF DIRECTORS

The current Board held two meetings in October, 2003. Our Directors are not independent.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Upon the effectiveness of this Form 10-SB, Section 16(a) of the Exchange Act will require our officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file. Such persons may also be required to file Schedule 13d or Schedule 13g.

ITEM 6. EXECUTIVE COMPENSATION

We were incorporated in October 2003. The following table sets forth information as to our highest paid officers and directors from inception through the date of the filing of this Form 10-SB. No other compensation was paid to any such officer or directors other than the compensation set forth below.

SUMMARY COMPENSATION TABLE SINCE INCEPTION IN OCTOBER 2003
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
James D. Jeffrey	2003	-0-	-0-	-0-	-0-	-0-	-0-	-0-

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We do not have any employment agreements with our directors, officers or employees. Mr. Jeffrey has not owned any stock options

DIRECTOR COMPENSATION

Persons who are directors and employees will be compensated for their services as a director. However, no compensation plan is in effect at this time. There is no plan in place for compensation of persons who are directors who are not our employees, but it is expected that in the future we will create a remuneration and reimbursement plan.

OTHER COMPENSATION ARRANGEMENTS

Although we do not have any formal equity-based compensation plan, we do have the ability to grant options and similar equity-based agreements with employees, consultants and others. In the future, we may enter into these types of agreements as a method of compensation or performance bonuses.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 2003, we issued an aggregate of 6,000,000 shares of Class A Common Stock to Messrs. Jeffrey and Maxie for consideration of $600.00. We valued these transactions at $600.00.  In October 2003, we issued 100,000 shares of Class B Common Stock to Mr. Jeffrey for consideration of $10.00. We valued this transactions at $10.00.

In October 2003, we issued to HAL Energy International, Inc. ("HAL") an immediately exercisable Option (the "Option") to purchase 3,000,000 shares of our Class A Common Stock. This Option can be exercised only once and with the payment of US$1,000,000.00 by HAL to us. The initial exercise price of the Option is US$0.333333 per share of Class A Common Stock. If HAL fails to exercise the Option by 12:01 A.M. CST on December 15, 2003, then the exercise price of the Option shall automatically and without notice change to the greater of:

(i)  US$0.333333 per share,

or,

(ii)  the highest price of new issue Class A Common Stock that we sell to a bona fide investor during the period beginning 12:01 A.M. CST on November 12, 2003 and ending at the time that HAL exercises the Option.

This Option shall automatically and without notice expire at 11:59 P.M. CST on January 13, 2004.

If we acquire, build or participate in an energy facility, we may need to obtain the services of engineering and construction companies. We have given HAL Energy International, Inc. the exclusive right for a period of one year ending October 30, 2004 to secure relationships for us with China-based engineering and construction companies for such purposes. However, at this time we do not have any energy projects.

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We owe Mr. Maxie the amount of $1,884 for expenses and purchases that he made in that aggregate amount on our behalf in October 2003.

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock consists of 100,000,000 shares of capital stock, par value $.0001, 99,900,000 shares of which are designated Class A Common Stock, $.0001 par value, and 100,000 shares of which are designated Class B Common Stock. The Class A Common Stock has in the aggregate 49% of our voting control, and the Class B Common Stock has in the aggregate 51% of our voting control. In all other respects the Class A and Class B Common Stock rank equally. As of November 17, 2003 there were 6,000,000 shares of Class A Common Stock issued and outstanding and 100,000 shares of Class B Common Stock issued and outstanding. Mr. Jeffrey owns all of the outstanding Class B Common Stock and therefore he has the power to vote a simple majority of our voting power and thus he can control the outcome of all matters put to a vote of shareholders that require a simple majority to pass.

COMMON STOCK DESCRIPTION

The holders of all classes of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders subject to the disproportionate voting power of the Class B Common Stock as set forth above. In addition, the holders are entitled to receive dividends ratably, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our dissolution, liquidation or winding-up, the holders of Common Stock are entitled to share ratably in all the assets remaining after payment of all our liabilities and subject to the prior distribution to any senior securities that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. The holders of Class B Common Stock, voting at an election of directors collectively can elect all the directors on the board of directors if they so choose and, in such event, the holders of the Class A common shares will not be able to elect any of the directors. The holders of Class B Common Stock, voting on any shareholder voting matter requiring a simple majority vote of shareholders to pass, can pass any such matter if they so choose.

All outstanding shares of Common Stock are fully paid for and non-assessable.

OPTIONS

We currently have outstanding an immediately exercisable Option (the "Option") to purchase 3,000,000 shares of our Class A Common Stock. This Option can be exercised only once and with the payment of US$1,000,000.00 by HAL Energy International, Inc. ("HAL") to us. The initial exercise price of the Option is US$0.333333 per share of Class A Common Stock. If HAL fails to exercise the Option by 12:01 A.M. CST on December 15, 2003, then the exercise price of the Option shall automatically and without notice change to the greater of:

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(i)  US$0.333333 per share,

or,

(ii)  the highest price of new issue Class A Common Stock that we sell to a bona fide investor during the period beginning 12:01 A.M. CST on November 12, 2003 and ending at the time that HAL exercises the Option.

This Option shall automatically and without notice expire at 11:59 P.M. CST on January 13, 2004.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We are a private company. We have never registered any of our Common Stock of either class. All of our outstanding stock is restricted stock. Since we have never registered any stock, Rule 144 is not available for the resale of our stock by our stockholders. There is not now, and there has never been a public trading market for our Common Stock, nor a trading symbol. There is no market maker for our stock. There is no assurance that we will register any of our Common Stock, nor that a public trading market will ever exist. No public trading market has established a price for our Common Stock.

THE PENNY STOCK RULES

At such time as our Common Stock may be registered and becomes free trading, our securities could be considered a penny stock. Penny stocks are securities with a price of less than $5.00 per share other than securities registered on national securities exchanges or quoted on the Nasdaq stock market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell penny stock securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements must be sent disclosing recent price information on the limited market in penny stocks. The "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our Common Stock in the secondary market. The penny stock restrictions will not apply to our securities when our market price is $5.00 or greater. However, the price of our securities may not reach or maintain a $5.00 price level.

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HOLDERS

As of November 17, 2003 there were two holders of record of our Class A Common Stock and one holder of record of our Class B Common Stock.

DIVIDENDS

We have never paid any dividends. For the foreseeable future, we anticipate that we will use any funds available to us to finance the growth of our operations and that we will not pay cash dividends to holders of Common Stock. The payment of dividends, if any, in the future is within the discretion of the board of directors and will depend on our earnings, capital requirements, restrictions imposed by lenders and on our financial condition, having funds legally available to pay dividends and other relevant factors.

DILUTION

Our present shareholders received their stock for a de minimis amount. Future investors may be purchasing new issue stock from us at a significantly higher price, and thus future investors will in all likelihood face an immediate dilution of their investment. At the present time our net tangible assets are de minimis.

STOCK OPTIONS

We have no equity compensation plans.

HAL Energy International, Inc. ("HAL") owns an immediately exercisable Option (the "Option") to purchase 3,000,000 shares of our Class A Common Stock. This Option can be exercised only once and with the payment of US$1,000,000.00 by HAL to us. The initial exercise price of the Option is US$0.333333 per share of Class A Common Stock. If HAL fails to exercise the Option by 12:01 A.M. CST on December 15, 2003, then the exercise price of the Option shall automatically and without notice change to the greater of:

(i)  US$0.333333 per share,

or,

(ii)  the highest price of new issue Class A Common Stock that we sell to a bona fide investor during the period beginning 12:01 A.M. CST on November 12, 2003 and ending at the time that HAL exercises the Option.

This Option shall automatically and without notice expire at 11:59 P.M. CST on January 13, 2004.

ITEM 2. LEGAL PROCEEDINGS

None.

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ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We are a newly formed corporation. Our first and only independent auditor is Thomas Leger & Co. L.L.P., 1235 North Loop West, Suite 907, Houston, Texas, 77008.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Since our inception in October 2003, through November 14, 2003, we issued unregistered securities in transactions summarized below.

The following transactions were effected on reliance upon exemptions from registration under Section 4(2) of the Securities Act. Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with any of these transactions.

In October 2003, we issued an aggregate of 6,000,000 shares of Class A Common Stock to Messrs. Jeffrey and Maxie for consideration of $600.00. We valued these transactions at $600.00. We issued these securities in reliance on Section 4(2) of the Securities Act. This transaction did not involve a public offering. These investors were knowledgeable about our operations and financial condition. The investors had knowledge and experience in financial and business matters that allowed them to evaluate the merits and risk of receipt of these securities.

In October 2003, we issued 100,000 shares of Class B Common Stock to Mr. Jeffrey for consideration of $10.00. We valued this transaction at $10.00. We issued these securities in reliance on Section 4(2) of the Securities Act. This transaction did not involve a public offering. This investor was knowledgeable about our operations and financial condition. The investor had knowledge and experience in financial and business matters that allowed him to evaluate the merits and risk of receipt of these securities.

In October 2003, we issued to HAL Energy International, Inc. ("HAL") an immediately exercisable Option (the "Option") to purchase 3,000,000 shares of our Class A Common Stock. We valued this transaction at $1.00. This Option can be exercised only once and with the payment of US$1,000,000.00 by HAL to us. The initial exercise price of the Option is US$0.333333 per share of Class A Common Stock. If HAL fails to exercise the Option by 12:01 A.M. CST on December 15, 2003, then the exercise price of the Option shall automatically and without notice change to the greater of:

(i)   US$0.333333 per share,

or,

(ii)  the highest price of new issue Class A Common Stock that we sell to a bona fide investor during the period beginning 12:01 A.M. CST on November 12, 2003 and ending at the time that HAL exercises the Option.

This Option shall automatically and without notice expire at 11:59 P.M. CST on January 13, 2004.

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ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We will indemnify our officers, directors, employees to the full extent allowed by Delaware law. The Delaware Business Corporation Act permits Delaware corporations such as ours to include in the articles of incorporation a provision eliminating or limiting directors' exposure to liability for monetary damages for breaches of their duty of care as directors, if the director acted in good faith and with ordinary care. The act does not eliminate the directors' liability for monetary damages for acts or omissions not in good faith or involving the intentional violations of law, the improper purchase or redemption of stock, payment of improper dividends or any transaction from which the director received an improper personal benefit.

Our Articles of Incorporation at Section "SIXTH" states that our directors are not liable to either us or our stockholders for monetary damages for a breach of fiduciary duty except under certain conditions.

The Delaware General Corporation Law at Chapter 1, Subchapter IV-Directors and Officers at subsection 145- Indemnification of officers, directors, employees and agents; insurance, states that:

(a)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

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(b)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)  To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)  Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

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(e)  Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)  For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

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(i)  For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j)  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)  The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Our Bylaws at Section VII state:

ARTICLE VII

Indemnification

Section 1. Limitation of Certain Liabilities of Directors. To the fullest extent permitted by the laws of the State of Delaware, a director of the Corporation shall not be liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as director.

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Section 2. Indemnification and Insurance. (a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the laws of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section 2 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, provided, however, that if the laws of the State of Delaware require, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including without limitation service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 2 or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) If a claim under paragraph (a) of this Section 2 is not paid in full by the Corporation within ninety days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the laws of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the laws of the State of Delaware, nor an actual determination by the Corporation (including the Board's independent legal counsel, or the stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

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Section 3. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses conferred in this Article VIII shall not be deemed exclusive of any other right to which any person seeking indemnification or payment of expenses may be entitled under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the laws of the State of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the forgoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

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PART F/S

FINANCIAL STATEMENTS

Our financial statements are included in this report beginning on page F-1, immediately following this page.

IEG ENERGY GROUP, INC.
(A Development Stage Company)

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
IEG Energy Group, Inc. (a Development Stage Company)

We have audited the accompanying balance sheet of IEG Energy Group, Inc. (a development stage company) as of October 31, 2003, and the related statement of operations, stockholders’ deficit, and cash flows for the period from inception (October 14, 2003) through October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEG Energy Group, Inc. (a development stage company) as of October 31, 2003, and the results of its operations and its cash flows for the period from inception (October 14, 2003) through October 31, 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the development stage since inception. Realization of the Company’s assets is dependent upon the Company’s ability to meet its future financing requirements and the success of future operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Thomas Leger & Co., L.L.P.

Houston, Texas
November 4, 2003

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IEG ENERGY GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
OCTOBER 31, 2003

ASSETS

CURRENT ASSETS
Cash	$1,000
Prepaid	370

TOTAL CURRENT ASSETS	$1,370

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Payable to shareholder	$1,844

TOTAL CURRENT LIABILITIES	1,844

STOCKHOLDERS' DEFICIT
Common stock:
Class A - $.0001 par value; 99,900,000 shares authorized, 6,000,000 issued and outstanding	600

Class B - $.0001 par value; 100,000 shares authorized, 100,000 issued and outstanding	10
Deficit accumulated in the development stage	(1,084)

Total stockholders' deficit	(474)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,370

The accompanying notes are an integral part of these financial statements.

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IEG ENERGY GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS FOR THE PERIOD FROM INCEPTION
(OCTOBER 14, 2003) TO OCTOBER 31, 2003

EXPENSES
General and administrative	$1,084

Loss from operations and before taxes	(1,084)

PROVISION FOR INCOME TAXES	-

Net loss	$(1,084)

LOSS PER SHARE
Basic and diluted	$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted	6,100,000

The accompanying notes are an integral part of these financial statements.

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IEG ENERGY GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE PERIOD FROM INCEPTION
(OCTOBER 14, 2003) TO OCTOBER 31, 2003

	Common Stock - Class A		Common Stock - Class B		Deficit accumulated during the development

	Shares	Amount	Shares	Amount	stage	Total

Balance, October 14, 2003	-	$-	-	$-	-	$-

Issuance of Common Stock:
Cash	6,000,000	600	100,000	10	-	610

Net Loss	-	-	-	-	(1,084)	(1,084)

Balance, October 31, 2003	6,000,000	$600	100,000	$10	$(1,084)	$(474)

The accompanying notes are an integral part of these financial statements.

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IEG ENERGY GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (OCTOBER 14, 2003) TO OCTOBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,084)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in prepaid	(370)
Increase in payable to shareholder	1,844

Net cash used in operating activities	390

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	610

Net cash provided by financing activities	610

INCREASE IN CASH	1,000
CASH AT BEGINNING OF PERIOD	-

CASH AT END OF PERIOD	$1,000

SUPPLEMENTAL INFORMATION
Interest paid	$-
Income taxes paid	$-

The accompanying notes are an integral part of these financial statements.

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IEG ENERGY GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

IEG Energy, Inc. ("The Company") is a development stage company that was incorporated on October 14, 2003, under the laws of the state of Delaware. The Company is focused on acquiring or participating in facilities or entities for the production of energy in the form of refined petroleum products and electrical power. The Company has had no significant business activity to date and has chosen December 31, 2003 as its year-end.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and other highly liquid financial instruments with an original maturity of three months or less.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes ". Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will assure full realization. Income tax expense is the current tax payable or refundable or the period plus or minus the net change in the deferred tax assets and liabilities.

Net Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average of common shares outstanding during the period. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is anti-dilutive, thereby reducing the loss or increasing the income per common share.

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IEG ENERGY GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

IEG Energy Group, Inc. does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

2.  GOING CONCERN

Since inception, the Company has been considered a development stage company and has not generated any operating revenue. There is substantial doubt that the Company will generate sufficient revenues during 2003 to meet its operating cash requirements. Accordingly, the Company’s ability to continue operations through 2003 depends on its success in obtaining equity financing in an amount sufficient to support its operations. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty. The Company intends to raise additional capital through private or public securities offerings.

3.  STOCKHOLDERS’ EQUITY

CLASS A

The Company has authorized 99,900,000 shares of $.0001 par value Class A common stock. 6,000,000 shares have been issued for consideration of $600. Each share of Class A is entitled to a pro-rata share of all common stock dividends as declared by the Board of Directors. Liquidation on proceeds remaining would be distributed ratably to the holders of common stock. The class of Class A common stock shall have in the aggregate 49% of the voting power.

CLASS B

The Company has authorized 100,000 shares of $.0001 par value Class B common stock, of which all has been issued for consideration of $10. Each share of Class B is entitled to a pro-rata share of all common stock dividends as declared by the Board of Directors. Liquidation on proceeds remaining would be distributed ratably to the holders of common stock. The class of Class B common stock shall have in the aggregate 51% of the voting power.

4.  OPTION TO PURCHASE STOCK

Effective October 30, 2003, the Company granted an option to purchase some of the Company’s Class A common stock, which was cancelled on November 11, 2003. The new agreement provides that for a consideration of $1.00, a third party has an immediate exercisable option to purchase 3,000,000 shares for the total price of $1,000,000. In the event the third-party does not exercise its right to purchase the 3,000,000 shares by 12:01AM CST on December 15, 2003, the exercise price of the option shall automatically and without notice change to the greater of (1) $.333333 per share, or, (2) the highest price of new issue Class A common stock that the Company sells to a bona fide investor during the period beginning 12:01AM CST on November 12, 2003 and ending at the time the third party exercises the option. This option shall automatically and without notice expire at 11:59PM CST on January 13, 2004.

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IEG ENERGY GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

5.  LEASE COMMITMENTS

The Company leases its office facilities under an operating lease agreement for a period of four months beginning November 1, 2003. Future minimum payments as of October 31, 2003 under this lease total $1,110.

6.  INCOME TAXES

At October 31, 2003, the Company had an operating loss of $1,084. This net operating loss provides a future tax benefit of approximately $369 computed at the statutory rate. This future tax benefit has a valuation allowance of $369.

7.  RELATED PARTY

At October 31, 2003 the Company owed $1,884 to a major shareholder for purchases he made and expenses he paid on behalf of the Company.

8.  CONTINGENCIES

From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company’s financial position, results of operations or cash flows.

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PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit Number	Name of Exhibit

3(i).01	Articles of Incorporation of IEG Energy Group, Inc.

3(i).02	Amendment to Articles of Incorporation-- Designation Certificate of Class A Common Stock and Class B Common Stock

3(ii).02	By-laws of IEG Energy Group, Inc.

4.01	Form of Class A Stock Certificate

4.02	Form of Class B Stock Certificate

4.03	Stock Option

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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IEG ENERGY GROUP, INC.

November 17, 2003	(signed)	/s/ / Steven S. Maxie

Steven S. Maxie, President, Secretary, Treasurer & Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit Number	Name of Exhibit

3(i).01	Articles of Incorporation of IEG Energy Group, Inc.

3(i).02	Amendment to Articles of Incorporation-- Designation Certificate of Class A Common Stock and Class B Common Stock

3(ii).02	By-laws of IEG Energy Group, Inc.

4.01	Form of Class A Stock Certificate

4.02	Form of Class B Stock Certificate

4.03	Stock Option

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